AUSTRIAN AIRLINES

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

Vienna, 21 January, 2002

Our Ref. EFP   Phone / Extension 0043 5 1766 3328   Fax 0043 5 1766 3333

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

T:\efp_kk\compliance\sec-musterbrief.doc

AUSTRIAN AIRLINES GROUP

Ad-hoc Release

Rule 12g3-2(b) File No. 82-4970

January 21, 2002

AUSTRIAN AIRLINES GROUP
CARRIES 8.5 MILLION PASSENGERS IN 2001

Preliminary traffic statistics 2001

It was reported today that the number of passengers carried by the Austrian Airlines Group – Austrian Airlines, Tyrolean Airways, Lauda Air and Rheintalflug – was virtually unchanged in 2001, at 8,548,243. This result, which represents a decline of 0.1 % on the previous year, is a considerable achievement in light of the clear difficulties experienced by the entire industry post-September 11. Of the total figure, 7,175,048 passengers (+ 2.8 %) were attributable to scheduled traffic. On charter flights, availability (measured in available seat kilometres) was reduced by 16.6 %, with 1,373,195 passengers being carried. By applying targeted product adjustments to take into account the decline in demand after September 11, the Group succeeded in holding the passenger load factor on scheduled services at 68.6 %, the same level as the previous year.

Although the overall result for 2001 is practically unchanged against the figure for 2000, scheduled services saw strongly divergent developments in individual traffic regions. For example, while the negative consequences of the terrorist attacks were considerable on services to and from Western Europe (- 7.2 %), North America (- 2.9 %) and the Middle East (- 3.6 %), the area of Eastern Europe, in which the Austrian Airlines Group traditionally enjoys a position of real strength, experienced a rate of increase well above the average (+ 11.6%).

For the first time, both the 2001 statistic and the comparison figure for the previous year include Rheintalflug as a 100 % subsidiary airline of the Group.

Attachments

Traffic statistics January to December 2001 in detail
Traffic statistics December 2001 in detail
Traffic statistics 4th Quarter 2001 in detail

Karl Knezourek, Investor Relations, Austrian Airlines
Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

AUSTRIAN AIRLINES GROUP

Rule 12g3-2(b) File No. 82-4970

TRAFFIC STATISTICS January - December 2001 (cumulated)	Scheduled Services 01-12/01	 +/- % LY	Charter Services 01-12/01	 +/- % LY	Total 01-12/01	 +/- % LY

AUSTRIAN AIRLINES GROUP (Austrian Airlines + Tyrolean Airways + Lauda Air + Rheintalflug)

Passengers carried 000	7.175	+2,8	1.373	-12,8	8.548	-0,1
Available seat km (ASK) m	20.516,0	-2,2	3.595,1	-16,6	24.111,1	-4,7
Revenue passenger km (RPK) m	14.082,3	-2,2	2.835,0	-17,7	16.917,4	-5,2
Passenger load factor %	68,6	+0,0 P.	78,9	-1,0 P.	70,2	-0,4 P.
Total available tonne km (ATK) m	2.835,6	-0,8	403,0	-24,2	3.238,6	-4,5
Total revenue tonne km (RTK) m	1.808,7	-4,5	274,9	-19,3	2.083,6	-6,8
Overall load factor %	63,8	-2,5 P.	68,2	+4,1 P.	64,3	-1,6 P.

TRAFFIC STATISTICS December 2001	Scheduled Services 12/2001	 +/- % LY	Charter Services 12/2001	 +/- % LY	Total 12/2001	 +/- % LY

AUSTRIAN AIRLINES GROUP (Austrian Airlines + Tyrolean Airways + Lauda Air + Rheintalflug)

Passengers carried 000	500	-3,7	32	-23,3	532	-5,1
Available seat km (ASK) m	1.377,6	-18,1	207,8	+4,3	1.585,4	-15,7
Revenue passenger km (RPK) m	885,2	-17,5	151,2	+2,6	1.036,4	-15,1
Passenger load factor %	64,3	+0,5 P.	72,8	-1,2 P.	65,4	+0,5 P.
Total available tonne km (ATK) m	186,3	-19,9	24,7	+5,5	211,0	-17,5
Total revenue tonne km (RTK) m	114,6	-17,0	14,7	+6,7	129,4	-14,8
Overall load factor %	61,5	+2,1 P.	59,6	+0,7 P.	61,3	+2,0 P.

TRAFFIC STATISTICS 4th Quarter 2001 (Oct - Dec cumulated)	Scheduled Services 10-12/01	 +/- % LY	Charter Services 10-12/01	 +/- % LY	Total 10-12/01	 +/- % LY

AUSTRIAN AIRLINES GROUP (Austrian Airlines + Tyrolean Airways + Lauda Air + Rheintalflug)

Passengers carried 000	1.646	-5,1	166	-20,3	1.813	-6,7
Available seat km (ASK) m	4.567,8	-12,7	713,2	-4,5	5.281,0	-11,7
Revenue passenger km (RPK) m	2.800,8	-19,9	515,3	-9,5	3.316,1	-18,5
Passenger load factor %	61,3	-5,6 P.	72,2	-4,0 P.	62,8	-5,3 P.
Total available tonne km (ATK) m	619,0	-13,3	84,1	-5,9	703,1	-12,5
Total revenue tonne km (RTK) m	369,4	-20,5	50,5	-8,1	419,9	-19,2
Overall load factor %	59,7	-5,4 P.	60,0	-1,5 P.	59,7	-5,0 P.